UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Benefytt Technologies, Inc.

(Name of Subject Company (Issuer))

Daylight Beta Corp.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

Daylight Beta Parent Corp.

(Name of Filing Persons (Parent of Offeror))

Daylight Beta Intermediate Corp.

Daylight Beta Holdings, LP

Daylight Beta GP, LLC

Madison Dearborn Capital Partners VIII-A, L.P.

Madison Dearborn Capital Partners VIII-C, L.P.

Madison Dearborn Capital Partners VIII Executive-A, L.P.

Madison Dearborn Partners VIII-A&C, L.P.

Madison Dearborn Partners, LLC

(Names of Filing Persons (Other Person))

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A Common Stock - 08182C106

Class B Common Stock - None

(CUSIP Number of Class of Securities)

Annie Terry

c/o Madison Dearborn Partners, LLC

70 West Madison Street, Suite 4600

Chicago, IL 60602

(312) 895-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard J. Campbell, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$451,880,256.36	$58,654.06

(*)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 13,567,640 shares of Class A Common Stock of Benefytt Technologies, Inc. The transaction value also includes the aggregate offer price for: (i) 687,667 shares of Class B Common Stock expected to be exchanged for Class A Common Stock prior to the consummation of the offer; (ii) 603,758 nominal shares underlying stock appreciation rights (valued at the offer price minus the weighted average exercise price of such rights); and (iii) 3,554 outstanding stock options (valued at the offer price minus the weighted average exercise price of such rights).

(**)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,654.06	Filing Party:	Daylight Beta Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	July 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed by Daylight Beta Corp., a Delaware corporation (the “Purchaser”), Daylight Beta Parent Corp., a Delaware corporation (“Parent”), Daylight Beta Intermediate Corp., a Delaware corporation, Daylight Beta Holdings, LP, a Delaware limited partnership, Daylight Beta GP, LLC, a Delaware limited liability company, Madison Dearborn Capital Partners VIII-A, L.P., a Delaware limited partnership, Madison Dearborn Capital Partners VIII-C, L.P., a Delaware limited partnership, Madison Dearborn Capital Partners VIII Executive-A, L.P., a Delaware limited partnership, Madison Dearborn Partners VIII-A&C, L.P., a Delaware limited partnership, and Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”). The Purchaser is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by MDP. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the “Class A Shares”) of Benefytt Technologies, Inc., a Delaware corporation (“Benefytt”), at a purchase price of $31.00 per Class A Share, net to the seller in cash without interest and less any applicable withholding taxes (such amount or any higher amount per Class A Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares”) for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 are hereby amended and supplemented by adding the following text:

“Final Results of the Offer

The Offer and withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on August 20, 2020 and the Offer was not extended. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 11,854,521 Class A Shares and 0 Class B Shares had been validly tendered into and not withdrawn from the Offer (not including 1,721,795 Class A Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined by Section 251(h)(6) of the DGCL by the Depositary in the Offer)), representing approximately 83.1% of all issued and outstanding Shares as of such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, all of the Shares outstanding prior to the Effective Time (other than Excluded Shares, Dissenting Shares or any Class B Shares outstanding or held in treasury) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes or deductions required by applicable law. All Shares that were converted into the right to receive the Offer Price will be cancelled and cease to exist. Following the Merger, the Company will delist the Shares from Nasdaq and apply for termination of registration of the Shares under the Exchange Act.

The full text of the press release issued on August 21, 2020, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by MDP and Benefytt Technologies, Inc. on August 21, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020

DAYLIGHT BETA CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA PARENT CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA INTERMEDIATE CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA HOLDINGS, LP

By: Daylight Beta GP, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA GP, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

MADISON DEARBORN CAPITAL PARTNERS VIII-A, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII-C, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII EXECUTIVE-A, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS VIII-A&C, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director